MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**

Quarter: **2** Year: **2003**

CARSO GLOBAL TELECOM, S. A. DE C. V.


03029113

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S		QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**163,186,621**	100	**176,239,711**	100
2	**CURRENT ASSETS**	**32,421,990**	**20**	**38,903,724**	**22**
3	CASH AND SHORT-TERM INVESTMENTS	9,449,488	6	13,404,068	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	18,327,947	11	17,898,906	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,787,757	1	5,929,008	3
6	INVENTORIES	718,456	0	0	0
7	OTHER CURRENT ASSETS	2,138,342	1	1,671,742	1
8	**LONG-TERM**	**1,021,335**	**1**	**1,194,621**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	805,450	0	979,039	1
11	OTHER INVESTMENTS	215,885	0	215,582	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**119,191,664**	**73**	**122,720,443**	**70**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	281,374,198	172	258,091,617	146
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	165,101,231	101	146,013,966	83
17	CONSTRUCTION IN PROGRESS	2,918,697	2	10,642,792	6
18	**DEFERRED ASSETS (NET)**	**2,762,411**	**2**	**4,232,263**	**2**
19	**OTHER ASSETS**	**7,789,221**	**5**	**9,188,660**	**5**
20	**TOTAL LIABILITIES**	**108,518,504**	100	**123,502,779**	
21	**CURRENT LIABILITIES**	**39,759,153**	**37**	**38,144,701**	**31**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	8,120,515	7	5,950,289	5
24	STOCK MARKET LOANS	14,294,792	13	12,042,580	10
25	TAXES TO BE PAID	3,084,858	3	2,984,141	2
26	OTHER CURRENT LIABILITIES	14,258,988	13	17,167,691	14
27	**LONG-TERM LIABILITIES**	**52,176,966**	**48**	**68,586,039**	**56**
28	BANK LOANS	26,840,413	25	33,688,784	27
29	STOCK MARKET LOANS	25,336,553	23	34,897,255	28
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**12,317,716**	**11**	**11,847,038**	**10**
32	**OTHER LIABILITIES**	**4,264,669**	**4**	**4,925,001**	**4**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**54,668,117**		100 **52,736,932**	
34	**MINORITY INTEREST**	**43,374,001**	**79**	**42,633,708**	**81**
35	**MAJORITY INTEREST**	**11,294,116**	**21**	**10,103,224**	**19**
36	**CONTRIBUTED**	**6,005,787**	**11**	**6,034,367**	**11**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,230,571	2	1,259,443	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,258,912	8	4,258,683	8
39	PREMIUM ON SALES OF SHARES	516,304	1	516,241	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**5,288,329**	**10**	**4,068,857**	**8**
42	RETAINED EARNINGS AND CAPITAL RESERVE	10,319,000	19	16,545,038	31
43	REPURCHASE FUND OF SHARES	1,958,479	4	1,902,597	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(9,912,637)	(18)	(15,479,367)	(29)
45	NET INCOME FOR THE YEAR	2,923,487	5	1,100,589	2

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**9,449,488**	**100**	**13,404,068**	**100**
46	CASH	1,336,260	14	1,192,271	9
47	SHORT-TERM INVESTMENTS	8,113,228	86	12,211,797	91
18	**DEFERRED ASSETS (NET)**	**2,762,411**	**100**	**4,232,263**	
48	AMORTIZED OR REDEEMED EXPENSES	592,778	21	632,403	15
49	GOODWILL	2,169,633	79	3,599,860	85
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**39,759,153**	**100**	**38,144,701**	
52	FOREING CURRENCY LIABILITIES	16,417,695	41	5,891,558	15
53	MEXICAN PESOS LIABILITIES	23,341,458	59	32,253,143	85
24	**STOCK MARKET LOANS**	**14,294,792**	**100**	**12,042,580**	**100**
54	COMMERCIAL PAPER	3,813,992	27	12,042,580	100
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	10,480,800	73	0	0
26	**OTHER CURRENT LIABILITIES**	**14,258,988**	100	**17,167,691**	
57	OTHER CURRENT LIABILITIES WITH COST	622,448	4	2,470,515	14
58	OTHER CURRENT LIABILITIES WITHOUT COST	13,636,540	96	14,697,176	86
27	**LONG-TERM LIABILITIES**	**52,176,966**	**100**	**68,586,039**	
59	FOREING CURRENCY LIABILITIES	42,511,613	81	58,089,665	85
60	MEXICAN PESOS LIABILITIES	9,665,353	19	10,496,374	15
29	**STOCK MARKET LOANS**	**25,336,553**	**100**	**34,897,255**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	25,336,553	100	34,897,255	100
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**12,317,716**	**100**	**11,847,038**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	12,317,716	100	10,944,657	92
67	OTHERS	0	0	902,381	8
32	**OTHER LIABILITIES**	**4,264,669**	**100**	**4,925,001**	
68	RESERVES	4,264,669	100	4,925,001	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(9,912,637)**	100	**(15,479,367)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(9,912,637)	(100)	(15,479,367)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(7,337,163)	759,023
73	PENSIONS FUND AND SENIORITY	4,264,669	4,925,001
74	EXECUTIVES (*)	134	150
75	EMPLOYERS (*)	11,471	12,143
76	WORKERS (*)	51,563	52,519
77	CIRCULATION SHARES (*)	3,657,225,000	3,743,032,800
78	REPURCHASED SHARES (*)	277,852,043	192,044,243

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **2** YEAR **2003**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**55,693,814**	**100**	**55,842,150**	**100**
2	COST OF SALES	28,739,012	52	28,237,758	51
3	**GROSS INCOME**	**26,954,802**	**48**	**27,604,392**	**49**
4	OPERATING	8,247,482	15	7,768,298	14
5	**OPERATING**	**18,707,320**	**34**	**19,836,094**	**36**
6	TOTAL FINANCING	1,006,018	2	4,788,240	9
7	**INCOME AFTER FINANCING COST**	**17,701,302**	**32**	**15,047,854**	**27**
8	OTHER FINANCIAL OPERATIONS	391,026	1	2,566,590	5
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**17,310,276**	**31**	**12,481,264**	**22**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	6,811,136	12	4,499,426	8
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**10,499,140**	**19**	**7,981,838**	**14**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(96,417)	0	(125,527)	0
13	**CONSOLIDATED NET INCOME OF**	**10,402,723**	**19**	**7,856,311**	**14**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**10,402,723**	**19**	**7,856,311**	**14**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**10,402,723**	**19**	**7,856,311**	**14**
19	NET INCOME OF MINORITY INTEREST	7,479,236	13	6,755,722	12
20	**NET INCOME OF MAJORITY INTEREST**	**2,923,487**	**5**	**1,100,589**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**

CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**55,693,814**	**100**	**55,842,150**	**100**
21	DOMESTIC	54,947,839	99	54,287,286	97
22	FOREIGN	745,975	1	1,554,864	3
23	TRANSLATED INTO DOLLARS (***)	70,197	0	157,967	0
6	**TOTAL FINANCING COST**	**1,006,018**	**100**	**4,788,240**	**100**
24	INTEREST PAID	3,206,662	319	4,059,911	85
25	EXCHANGE LOSSES	1,731,767	172	3,321,865	69
26	INTEREST EARNED	1,977,533	197	637,710	13
27	EXCHANGE PROFITS	1,054,787	105	153,848	3
28	GAIN DUE TO MONETARY POSITION	(900,091)	(89)	(1,801,978)	(38)
8	**OTHER FINANCIAL OPERATIONS**	**391,026**	**100**	**2,566,590**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(481,027)	(123)	2,578,924	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	872,053	223	(12,334)	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**6,811,136**	100	**4,499,426**	100
32	INCOME TAX	5,364,247	79	4,912,572	109
33	DEFERED INCOME TAX	272,433	4	(1,910,808)	(42)
34	WORKERS' PROFIT SHARING	1,174,456	17	1,497,662	33
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR **2003**

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	22,693,815	55,842,151
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	114,122,130	116,029,295
39	OPERATION INCOME (**)	57,905,200	42,209,946
40	NET INCOME OF MAYORITY INTEREST(**)	4,771,302	3,290,098
41	NET CONSOLIDATED INCOME (**)	18,974,944	10,504,638

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**10,402,723**	**7,856,311**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	8,232,052	7,860,387
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**18,634,775**	**15,716,698**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(4,640,893)	(3,948,723)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**13,993,882**	**11,767,975**
6	CASH FLOW FROM EXTERNAL FINANCING	(8,629,604)	552,071
7	CASH FLOW FROM INTERNAL FINANCING	(3,056,597)	(2,674,841)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(11,686,201)**	**(2,122,770)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(8,466,358)**	**(5,542,872)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(6,158,677)	4,102,333
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	15,608,165	9,301,735
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	9,449,488	13,404,068

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**8,232,052**	**7,860,387**
13	DEPRECIATION AND AMORTIZATION FOR THE	9,691,380	9,886,704
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,459,328)	(2,026,317)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(4,640,893)**	**(3,948,723)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(886,700)	304,385
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	422,200	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	625,153	(1,723,931)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER	(4,801,546)	(2,529,177)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(8,629,604)**	**552,071**
23	+ SHORT-TERM BANK AND STOCK MARKET	5,439,705	(9,542,174)
24	+ LONG-TERM BANK AND STOCK MARKET	(11,161,378)	8,478,318
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(2,907,931)	1,615,927
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(3,056,597)**	**(2,674,841)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(16,642)	(4,898)
31	(-) DIVIDENS PAID	(2,476,581)	(2,494,017)
32	+ PREMIUM ON SALE OF SHARES	(563,374)	(175,926)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(8,466,358)**	**(5,542,872)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,083)	(662,070)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(2,461,437)	(3,014,854)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(6,003,838)	(1,865,948)

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** **2003**

CARSO GLOBAL TELECOM, S. A. DE C. V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	18.68 %	14.07 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	42.25 %	32.56 %
3	NET INCOME TO TOTAL ASSETS (**)	11.63 %	5.96 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	8.65 %	22.94 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.70 times	0.66 times
7	NET SALES TO FIXED ASSETS (**)	0.96 times	0.95 times
8	INVENTORIES ROTATION (**)	4.56 times	0.00 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51 days	50 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.50 %	9.59 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	66.50 %	70.08 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.99 times	2.34 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	54.30 %	51.81 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	43.78 %	55.89 %
15	OPERATING INCOME TO INTEREST PAID	5.83 times	4.89 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.05 times	0.94 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.82 times	1.02 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.80 times	1.02 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.30 times	0.32 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	23.77 %	35.14 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	33.46 %	28.14 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(8.33) %	(7.07) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	4.36 times	2.90 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	73.84 %	(26.01) %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	26.16 %	126.01 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	29.07 %	54.39

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.29		$ 0.84	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.29		$ 0.84	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.09		$ 2.70	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	4.30	times	4.13	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.31	times	12.74	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMUNICACIONES	4,169,007,000	33.57	21,656,692	21,306,274
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	ADMON. DE SOCIEDADES	600,000	100.00	593	589
3 GLOBAL TELECOM LLC	TENEDORA DE ACCIONES Y VALORES	1	100.00	1,940,978	2,024,785
4 EMPRESAS Y CONTROLES	TENEDORA DE ACCIONES Y VALORES	230,336,849	100.00	1,934,978	2,117,505
TOTAL INVESTMENT IN SUBSIDIARIES				**25,533,241**	**25,449,153**
ASSOCIATEDS					
1 T1MSN, CORP.	PORTAL DE INTERNET	3,010,850	50.00	280,386	0
2 TECHNOLOGY AND INTERNET, LLC	SERVICIOS DE INTERNET	500	50.00	973,799	246,469
3 TECNOLOGY FUND I, LLC	SERVICIOS DE COMUNICACION	500	50.00	20,898	15,864
4 ORGANIZACION RECUPERADORA DE CARTERA, S	TENEDORA DE CENTRO DE TELEMERC EN E.U.A	459,124,621	45.00	459,061	451,656
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SERVICIOS INMOBILIARIOS	80,020,000	40.00	80,020	91,461
6 OTRAS ASOCIADAS (4) (No. DE ASOC.)		1	0.00	0	0
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,814,164**	**805,450**
OTHER PERMANENT INVESTMENTS					**215,885**
TOTAL					**26,470,488**

NOTES

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	4,719,187	923,291	3,795,896	17,805,849	9,598,088	12,003,657
MACHINERY	95,802,560	38,470,645	57,331,915	132,768,721	97,597,591	92,503,045
TRANSPORT EQUIPMENT	1,842,396	1,058,592	783,804	1,156,246	1,114,695	825,355
OFFICE EQUIPMENT	597,096	321,859	275,237	613,842	495,479	393,600
COMPUTER EQUIPMENT	6,942,431	5,316,550	1,625,881	2,590,700	2,488,868	1,727,713
OTHER	6,384,850	3,427,542	2,957,308	5,057,331	4,288,031	3,726,608
DEPRECIABLES TOTAL	**116,288,520**	**49,518,479**	**66,770,041**	**159,992,689**	**115,582,752**	**111,179,978**
NOT DEPRECIATION ASSETS						
GROUNDS	1,120,432	0	1,120,432	3,972,557	0	5,092,989
CONSTRUCTIONS IN PROCESS	2,778,866	0	2,778,866	139,831	0	2,918,697
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**3,899,298**	**0**	**3,899,298**	**4,112,388**	**0**	**8,011,686**
TOTAL	**120,187,818**	**49,518,479**	**70,669,339**	**164,105,077**	**115,582,752**	**119,191,664**

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENSK EXPORTKREDIT (1)	14/12/2005	2.12	0	0	0	0	0	0	0	0	14,872	14,872	29,744	3,106	0	0
ABN AMRO BANK (1)	30/11/2006	3.02	0	0	0	0	0	0	0	0	471,981	471,980	943,946	943,947	943,947	314,760
ABN AMRO BANK (1)	30/11/2008	2.55	0	0	0	0	0	0	0	0	148,378	148,378	296,756	296,756	119,051	0
DEXIA BANK (1)	31/12/2014	2.12	0	0	0	0	0	0	0	0	121,617	125,037	250,074	250,074	250,074	676,563
BBV ARGENTARIA (1)	22/12/2007	1.87	0	0	0	0	0	0	0	0	84,298	84,298	168,596	168,596	168,596	84,298
BANCO INTERN., SAG (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	516	530	798	535	267	0
BANCO SANTANDER (1)	27/11/2008	1.32	0	0	0	0	0	0	0	0	12,377	12,377	24,755	24,755	24,755	13,328
BANK OF AMERICA NAT (1)	17/04/2006	1.37	0	0	0	0	0	0	0	0	78,283	78,283	127,658	73,210	0	0
BANK OF AMERICA NAT (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	22,798	23,434	35,262	23,655	11,827	0
BANK OF AMERICA NAT (1)	15/12/2003	1.49	0	0	0	0	0	0	0	0	11,128	0	0	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2004	2.37	0	0	0	0	0	0	0	0	103,268	42,217	42,217	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2005	2.12	0	0	0	0	0	0	0	0	45,389	45,389	90,778	45,389	0	0
BARCLAYS BANK, N.Y. (1)	16/07/2003	1.49	0	0	0	0	0	0	0	0	4,136	0	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	70,752	74,020	111,209	74,377	37,188	0
CREDIT LYONNAIS (1)	16/10/2003	1.49	0	0	0	0	0	0	0	0	10,983	0	0	0	0	0
EXPORT DEVELOP CAN (1)	22/04/2008	1.67	0	0	0	0	0	0	0	0	206,262	206,262	370,088	309,134	146,775	15,925
GOLDMAN SACHS INTERN (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	5,070	5,211	7,842	5,260	2,630	0
JP MORGAN CHASE BANK (1)*	20/12/2004	1.82	0	0	0	0	0	0	0	0	0	0	4,716,360	0	0	0
KREDITANSTAL FUR WIEDE (1)	15/12/2006	2.42	0	0	0	0	0	0	0	0	61,138	61,138	122,276	122,276	61,138	0
KREDITANSTAL FUR WIEDE (1)	30/11/2004	1.62	0	0	0	0	0	0	0	0	1,159	1,159	1,159	0	0	0
MARUBENI CORP. (1)	11/03/2004	2.62	0	0	0	0	0	0	0	0	15,721	15,721	0	0	0	0
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	8,861	8,861	17,723	17,723	17,723	196,619
NORDEA BANK FINLAND (1)	09/11/2004	2.62	0	0	0	0	0	0	0	0	61,837	61,837	35,635	0	0	0
NORDEA BANK FINLAND (1)	04/12/2007	2.37	0	0	0	0	0	0	0	0	167,019	167,019	334,038	281,634	70,394	8,183
NORDIC INVESTMENT BANK (1)	06/12/2006	2.22	0	0	0	0	0	0	0	0	52,404	52,404	104,808	104,808	52,404	0
PRIVATE EXPORT FUNDIN (2)	16/07/2003	9.34	0	0	0	0	0	0	0	0	26,503	0	0	0	0	0
SKANDINAVISKA ENSKIL (1)	28/02/2010	2.55	0	0	0	0	0	0	0	0	73,242	73,242	146,485	146,485	146,485	303,364
SKANDINAVISKA ENSKIL (1)	28/02/2004	2.12	0	0	0	0	0	0	0	0	38,273	20,572	0	0	0	0
SOCIETE GENERALE N.Y. (1)	31/12/2003	1.56	0	0	0	0	0	0	0	0	10,469	0	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
SOCIETE GENERALE PARIS (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	7,562	7,774	11,697	7,846	3,923	0
SOCIETE GENERALE PARIS (1)	14/05/2007	1.87	0	0	0	0	0	0	0	0	38,215	25,923	34,744	6,586	84	0
BANK OF TOKYO-MITSUBIS (1)	28/12/2008	2.47	0	0	0	0	0	0	0	0	104,808	147,991	295,982	295,982	295,982	234,357
ARRENDAD BANAMEX (1)	25/06/2004	2.12	0	0	115,518	120,309	0	0	0	0	0	0	0	0	0	0
BANAMEX AG N.Y. (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	3,631	3,732	5,616	3,767	1,883	0
BANAMEX, S.A. (1)	27/06/2005	2.12	0	0	93,128	96,832	203,129	0	0	0	0	0	0	0	0	0
BCA SERFIN AG. N.Y. (1)	24/12/2006	1.93	0	0	0	0	0	0	0	0	1,875	1,959	2,945	1,969	984	0
BBVA BANCOMER (3)	27/01/2004	5.40	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	03/07/2003	4.95	350,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2005	2.12	0	0	102,796	106,238	223,279	117,290	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	2.02	0	0	56,098	56,938	116,446	119,960	61,331	0	0	0	0	0	0	0
BANCO INTERN (1)	24/12/2006	1.93	0	0	11,884	12,216	18,381	12,331	6,165	0	0	0	0	0	0	0
CITIBANK MEXICO (1)	26/06/2006	2.12	0	0	131,415	133,923	275,574	286,225	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	22/05/2004	5.43	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TESORERIA DE LA FED. (1)	24/12/2006	1.93	0	0	23,153	23,942	36,007	24,130	12,065	0	0	0	0	0	0	0
SCOTIABANK INVER (3)	03/07/2003	4.95	350,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA INBURSA (3)	30/06/2004	5.55	2,120	0	0	0	0	0	0	0	0	0	0	0	0	0
CHASE MANHATAN BANK	23/02/2007	2.17	0	0	0	0	0	0	0	0	0	0	0	0	5,345,208	0
WACHOVIA	03/02/2006	2.00	0	0	0	0	0	0	0	0	0	0	0	1,048,080	0	0
DRESDNER 1	04/02/2008	2.00	0	0	0	0	0	0	0	0	0	0	0	0	0	1,048,080
DRESDNER 2	31/03/2008	2.00	0	0	0	0	0	0	0	0	0	0	0	0	0	1,048,080
SANTANDER	10/04/2008	2.22	0	0	0	0	0	0	0	0	0	0	0	0	0	1,048,084
PAINE WEBBER RMA	16/07/2003	1.92	0	0	0	0	0	0	0	0	209,616	0	0	0	0	0
PAINE WEBBER RMA	16/07/2003	1.87	0	0	0	0	0	0	0	0	461,155	0	0	0	0	0
PAINE WEBBER RMA	02/07/2003	2.24	0	0	0	0	0	0	0	0	115,289	0	0	0	0	0
BANCO INVEX	27/12/2004	5.95	100,000	50,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	27/06/2003	6.40	81,500	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**2,183,620**	**50,000**	**533,992**	**550,398**	**872,816**	**559,936**	**79,561**	**0**	**2,870,885**	**1,981,620**	**8,329,191**	**4,255,950**	**7,701,318**	**4,991,641**

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
PAGARE MEDIANO PLAZO POOU	20/07/2007	7.50	0	1,165,353	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	03/07/2003	5.32	1,998,714	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	03/07/2003	5.32	900,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	23/08/2007	10.23	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TMX 02-2 (4)	10/02/2005	6.33	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TMX 02 (4)	09/02/2007	6.57	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CB TMX 01, 02-3 Y 02-4 (2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TMX 01-2 (4)	26/10/2007	6.67	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL ** (2)	05/04/2004	5.82	915,278	0	0	0	0	0	0	0	0	0	0	0	0	0
SENIOR NOTES DUE 2006 (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	15,721,200	0	0
CONVERT. SECURITIES (2)	15/06/2004	4.25	0	0	0	0	0	0	0	0	0	10,480,800	0	0	0	0
TOTAL STOCK EXCHANGE			**3,813,992**	**9,615,353**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**10,480,800**	**0**	**15,721,200**	**0**	**0**
OTROS PASIVOS			14,258,988	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**14,258,988**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			20,256,600	**9,665,353**	**533,992**	**550,398**	**872,816**	**559,936**	**79,561**	**0**	**2,870,885**	**12,462,420**	**8,329,191**	**19,977,150**	**7,701,318**	**4,991,641**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																

A) TASAS DE INTERES
EN EL DESGLOCE DE CREDITOS SE PRESENTA CON TASA INTEGRADA COMO SIGUE:
(1) TASA LIBOR MÁS UN MARGEN
(2) TASA FIJA
(3) TASA TIIE MAS UN MARGEN
(4) TASA CETES MAS UN MARGEN
B) SE CONSIDERARON LOS VALORES SIGUIENTES:
(1) LIBOR A 6 MESES U.S.D. EQUIVALENTE A 1.12 AL 30 DE JUNIO 2003.
(2) TIIE A 28 DIAS EQUIVALENTE A 5.35 AL 30 DE JUNIO 2003.
(3) CETES A 91 DIAS EQUIVALENTE A 5.33 AL 30 DE JUNIO 2003.
(4) CETES A 182 DIAS EQUIVALENTE A 5.77 AL 25 DE JUNIO 2003.
C) * BANCO AGENTE DE CREDITO SINDICADO
D) ** LOS OFICIOS DE ESTA DEUDA SON
DGE 582-14882 DE FECHA 18 OCTUBRE 2002, DGE 187-3987 DE FECHA 10 DE ABRIL 2003, DGE 323-4123 DE FECHA 30 DE MAYO DEL 2003, DGE 361-4161 DE FECHA 20 DE JUNIO 2003.
E) LOS CREDITOS DE PROVEEDORES SE RECLASIFICAN A CREDITOS BANCARIOS DEBIDO A QUE EN EL ESTADO DE SITUACION FINANCIERA DEL SIFIC/ICS, NO EXISTE APERTURA PARA PROVEEDORES A LARGO PLAZO.

LOS PASIVOS EN MONEDAS EXTRANJERAS, SE VALUARON AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE, MISMOS QUE AL 30 DE JUNIO DE 2003 FUE EL SIGUIENTE:

MONEDA DE ORIGEN		MONTO (M.O.)	T.C.
DOLAR	(U.S.)	4,610,325	10.4808
EURO	(C.E.E.)	23,874	11.9722

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**

CARSO GLOBAL TELECOM, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	110,288	1,155,103	0	0	1,155,103
OTHER	19,716	206,590	0	0	206,590
TOTAL	**130,004**	**1,361,693**			**1,361,693**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	1,367,592	14,306,096	0	0	14,306,096
TOTAL	**1,367,592**	**14,306,096**			**14,306,096**
NET BALANCE	**(1,237,588)**	**(12,944,403)**			**(12,944,403)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**2,026,031**	**21,234,437**	0	0	**21,234,437**
LIABILITIES POSITION	**5,628,011**	**58,986,065**	**27,272**	**285,824**	**59,271,889**
SHORT TERM LIABILITIES POSITION	1,593,939	16,705,758	2,382	24,962	16,730,720
LONG TERM LIABILITIES POSITION	4,034,072	42,280,307	24,890	260,862	42,541,169
NET BALANCE	**(3,601,980)**	**(37,751,628)**	**(27,272)**	**(285,824)**	**(38,037,452)**

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**

CARSO GLOBAL TELECOM, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

TIPOS DE CAMBIO UTILIZADOS:

BALANZA DE DIVISAS:
PROMEDIO DE LOS T.C. MENSUALES PUBLICADOS POR EL BANCO DE MEXICO.

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERAS:
SE VALUAN AL T.C. DE CIERRE DEL TRIMESTRE.

LOS TIPOS DE CAMBIO AL CIERRE DEL TRIMESTRE FUERON LOS SIGUIENTES:

MONEDA DE ORIGEN		MONTO (M.O.)	T.C.
DOLAR	(U.S.)	4,610,325	10.4808
EURO	(C.E.E.)	23,874	11.9722

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	37,251,226	105,576,524	68,325,298	0.40	273,301
FEBRUARY	36,486,649	108,985,750	72,499,101	0.28	202,997
MARCH	38,723,503	108,709,479	69,985,976	0.63	440,912
APRIL	37,880,880	105,479,650	67,598,770	0.17	114,918
MAY	38,464,749	101,796,755	63,332,006	0.32	(202,662)
JUNE	39,186,093	100,668,604	61,482,511	0.08	49,186
ACTUALIZATION:	0	0	0	0.00	2,134
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	19,305
TOTAL					**900,091**

NOTES

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO PROCEDE		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO PROCEDE					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICIO LOCAL				25,962,353			
SERVICIO LD				18,320,180			
INTERCONEXION				8,565,759			
OTROS				2,099,547			
TOTAL				54,947,839			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICIO DE ENLACE				745,975			
T O T A L				745,975			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2002 — 8,367,654

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,757,265,966

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	A-1	3,675,375,800.00	22/03/2003	578,611.00
2	A-1	3,657,225,000.00	22/06/2003	646,196.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2003

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2003 — 8,478,107

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,657,225,000

STOCK EXCHANGE COI TELECOM QUARTER: 2 YEAR: 2003

RAZON SOCIAL: **CARSO GLOBAL TELECOM, S. A. DE C. V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 10,490

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 3,757,265,966

[ ] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2003

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2003 — 10,628

Number of shares Outstanding at the Date of the NFEAR (Units) — 3,657,225,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **2** YEAR **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,657,225,000			3,657,225,000	1,230,571	
TOTAL			**3,657,225,000**	**0**	**0**	**3,657,225,000**	**1,230,571**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
3,657,225,000
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A-1	277,852,043	11.20000	13.09000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ARMANDO IBAÑEZ VAZQUEZ	**C.P. FRANCISCO ANGELES MAYORGA**
DIRECTOR DE ADMINISTRACION	**GERENTE DE INFORMACION FIANANCIERA**

MEXICO, D.F., AT JULY 30 OF 2003

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** | Quarter: **2** | Year: **2003**

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

03 AUG -7 7:2

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**27,304,026**	**100**	**27,174,835**	**100**
2	**CURRENT ASSETS**	**675,377**	**2**	**2,368,292**	**9**
3	CASH AND SHORT-TERM INVESTMENTS	193,701	1	279,807	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	399,209	1	2,081,913	8
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	82,467	0	6,572	0
8	**LONG-TERM**	**23,778,144**	**87**	**20,556,696**	**76**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	23,598,276	86	20,388,152	75
11	OTHER INVESTMENTS	179,868	1	168,544	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**	**0**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	0	0	0	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**2,850,505**	**10**	**4,249,847**	**16**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**16,009,910**	**100**	**17,071,611**	
21	**CURRENT LIABILITIES**	**4,257,025**	**27**	**10,429,979**	**61**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	967,560	6	53,699	0
24	STOCK MARKET LOANS	2,898,714	18	9,536,302	56
25	TAXES TO BE PAID	17,050	0	21,132	0
26	OTHER CURRENT LIABILITIES	373,701	2	818,846	5
27	**LONG-TERM LIABILITIES**	**11,752,885**	**73**	**6,641,632**	**39**
28	BANK LOANS	9,587,532	60	5,479,635	32
29	STOCK MARKET LOANS	2,165,353	14	1,161,997	7
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**11,294,116**		**100 10,103,224**	
36	**CONTRIBUTED**	**6,005,787**	**53**	**6,034,367**	**60**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,230,571	11	1,259,443	12
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,258,912	38	4,258,683	42
39	PREMIUM ON SALES OF SHARES	516,304	5	516,241	5
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**5,288,329**	**47**	**4,068,857**	**40**
42	RETAINED EARNINGS AND CAPITAL RESERVE	10,319,000	91	16,545,038	164
43	REPURCHASE FUND OF SHARES	1,958,479	17	1,902,597	19
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(9,912,637)	(88)	(15,479,367)	(153)
45	NET INCOME FOR THE YEAR	2,923,487	26	1,100,589	11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**193,701**	**100**	**279,807**	**100**
46	CASH	56,604	29	35	0
47	SHORT-TERM INVESTMENTS	137,097	71	279,772	100
18	**DEFERRED ASSETS (NET)**	**2,850,505**	**100**	**4,249,847**	
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	1,567,203	55	2,643,866	62
50	DEFERRED TAXES	1,283,302	45	1,605,981	38
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**4,257,025**	**100**	**10,429,979**	
52	FOREING CURRENCY LIABILITIES	823,932	19	0	0
53	MEXICAN PESOS LIABILITIES	3,433,093	81	10,429,979	100
24	**STOCK MARKET LOANS**	**2,898,714**	**100**	**9,536,302**	**100**
54	COMMERCIAL PAPER	2,898,714	100	9,536,302	100
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**373,701**		**100** **818,846**	
57	OTHER CURRENT LIABILITIES WITH COST	36,617	10	756,347	92
58	OTHER CURRENT LIABILITIES WITHOUT COST	337,084	90	62,499	8
27	**LONG-TERM LIABILITIES**	**11,752,885**	**100**	**6,641,632**	
59	FOREING CURRENCY LIABILITIES	9,659,890	82	5,271,096	79
60	MEXICAN PESOS LIABILITIES	2,092,995	18	1,370,536	21
29	**STOCK MARKET LOANS**	**2,165,353**	**100**	**1,161,997**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	2,165,353	100	1,161,997	100
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**0**	**100**	**0**	
65	NEGATIVE GOODWILL		0		0
66	DEFERRED TAXES		0		0
67	OTHERS		0		0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(9,912,637)**		**100** **(15,479,367)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(9,912,637)	(100)	(15,479,367)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	(3,581,648)	(8,061,687)
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	3,657,225,000	3,743,032,800
78	REPURCHASED SHARES (*)	277,852,043	192,044,243

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR **2003**

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**111,532**	**100**	**97,613**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**111,532**	**100**	**97,613**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING**	**111,532**	**100**	**97,613**	**100**
6	TOTAL FINANCING	248,456	223	679,864	696
7	**INCOME AFTER FINANCING COST**	**(136,924)**	**(123)**	**(582,251)**	**(596)**
8	OTHER FINANCIAL OPERATIONS	627,837	563	555,722	569
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(764,761)**	**(686)**	**(1,137,973)**	**(1,166)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(88,484)	(79)	(121,595)	(125)
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(676,277)**	**(606)**	**(1,016,378)**	**(1,041)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	3,599,764	3,228	2,116,967	2,169
13	**CONSOLIDATED NET INCOME OF**	**2,923,487**	**2,621**	**1,100,589**	**1,128**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,923,487**	**2,621**	**1,100,589**	**1,128**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,923,487**	**2,621**	**1,100,589**	**1,128**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**111,532**	**100**	**97,613**	**100**
21	DOMESTIC	111,532	100	97,613	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**248,456**	**100**	**679,864**	**100**
24	INTEREST PAID	443,756	179	791,618	116
25	EXCHANGE LOSSES	1,067,138	430	493,456	73
26	INTEREST EARNED	28,995	12	24,862	4
27	EXCHANGE PROFITS	1,051,515	423	242,768	36
28	GAIN DUE TO MONETARY POSITION	(181,928)	(73)	(337,580)	(50)
8	**OTHER FINANCIAL OPERATIONS**	**627,837**	**100**	**555,722**	**100**
29	OTHER NET EXPENSES (INCOME) NET	632,679	101	568,009	102
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	(4,842)	(1)	(12,287)	(2)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(88,484)**	**100**	**(121,595)**	**100**
32	INCOME TAX	14,651	17	56,452	46
33	DEFERED INCOME TAX	(103,135)	(117)	(178,047)	(146)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	111,533	97,614
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	203,074	308,333
39	OPERATION INCOME (**)	203,074	308,333
41	NET CONSOLIDATED INCOME (**)	4,771,302	3,290,098

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**2,923,487**	**1,100,589**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(3,702,899)	(1,553,194)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(779,412)**	**(452,605)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	897,897	(1,604,309)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**118,485**	**(2,056,914)**
6	CASH FLOW FROM EXTERNAL FINANCING	218,225	2,942,368
7	CASH FLOW FROM INTERNAL FINANCING	(580,016)	(180,824)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(361,791)**	**2,761,544**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**0**	**(586,015)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(243,306)	118,615
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	437,007	161,192
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	193,701	279,807

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(3,702,899)**	**(1,553,194)**
13	DEPRECIATION AND AMORTIZATION FOR THE	0	0
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(3,702,899)	(1,553,194)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**897,897**	**(1,604,309)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	320,723	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	225,975	(1,676,685)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER	351,199	72,376
6	**CASH FLOW FROM EXTERNAL FINANCING**	**218,225**	**2,942,368**
23	+ SHORT-TERM BANK AND STOCK MARKET	(5,397,204)	(574,946)
24	+ LONG-TERM BANK AND STOCK MARKET	4,396,045	2,452,532
25	+ DIVIDEND RECEIVED	1,229,856	1,134,771
26	+ OTHER FINANCING	(10,472)	(69,989)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(580,016)**	**(180,824)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(16,642)	(4,898)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(563,374)	(175,926)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**0**	**(586,015)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE		(586,015)
35	(-) ACQUISITION OF PROPERTY, PLANT AND		0
36	(-) INCREASE IN CONSTRUCTIONS IN		0
37	+ SALE OF OTHER PERMANENT		0
38	+ SALE OF TANGIBLE FIXED ASSETS		0
39	+ (-) OTHER ITEMS		0

FILE No. 82-4379

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 2 **2003**

CARSO GLOBAL TELECOM, S. A. DE C. V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2,621.21	%	1,127.50	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	42.25	%	32.56	%
3	NET INCOME TO TOTAL ASSETS (**)	17.47	%	12.11	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.22	%	30.67	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	0.00	times	0.00	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.00	%	12.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	58.64	%	62.82	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.42	times	1.69	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	65.48	%	30.88	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.25	times	0.12	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.01	times	0.02	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.16	times	0.23	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.16	times	0.23	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.04	times	0.14	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.55	%	2.68	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(698.82)	%	(463.67)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	805.06	%	(1,643.54)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.27	times	(2.60)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(60.32)	%	106.55	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	160.32	%	(6.55)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2003**
CARSO GLOBAL TELECOM, S. A. DE C. V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.29		$ 0.84	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.29		$ 0.84	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.09		$ 2.70	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	4.30	times	4.13	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.31	times	12.74	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.